UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  1 )

CryoPort, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

 229050208

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑

Rule 13d-1(b)

☐

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229050208

SCHEDULE 13G

1	Name of Reporting Person Westcliff Capital Management, LLC
2	Check the Appropriate Box if a member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 1,642,857[1]
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,642,857
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,642,857[1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 4.17%[1]
12	Type of Reporting Person IA
1. The aggregate amount of shares of Stock obtainable upon exercise of Warrants (as defined herein). All common stock was sold prior to 12/31/12.

CUSIP No. 229050208

SCHEDULE 13G

1	Name of Reporting Person Richard S. Spencer III
2	Check the Appropriate Box if a member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 1,642,857[1]
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,642,857[1]
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,642,857[1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 4.17%[1]
12	Type of Reporting Person HC, IN
1. The aggregate amount of shares of Stock obtainable upon exercise of Warrants (as defined herein). All common stock was sold prior to 12/31/12.

CUSIP No. 229050208

SCHEDULE 13G

Item 1(a).  Name of Issuer:

CryoPort, Inc. (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices:

20382 Barents Sea Circle, Lake Forest, CA  92630.

Item 2(a).  Names of Persons Filing:

This Statement is filed on behalf of Westcliff Capital Management, LLC (“Westcliff LLC”) and Richard S. Spencer III ("Spencer", and together with Westcliff LLC, the "Reporting Persons"). This Statement relates to the warrants to purchase Stock (“Warrants”) held for the account of Ashdon Select Managers (“Ashdon”), Chrysler LLC Master Retirement Trust (“Chrysler Trust”), Westcliff Aggressive Growth, LP (“Aggressive Growth”), Westcliff Foundation (“Foundation”), Westcliff Fund, LP (“Fund”), Westcliff Long/Short, LP (“Long/Short”), Westcliff Partners, LP (“Partners”), and Westcliff Ventures Fund, LP (“Ventures Fund”). Westcliff LLC is the investment manager of Ashdon, Chrysler Trust, and Foundation, and is the General Partner for Aggressive Growth, Fund, Long/Short, Partners and Ventures Fund.  Spencer is Westcliff LLC’s manager and majority owner.  In such capacities, each of the Reporting Persons may be deemed to beneficially own the Stock held for the above identified accounts, in that each of the Reporting Persons may be deemed to have the power to direct the voting or disposition of the Stock.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

200 Seventh Avenue, Suite 105, Santa Cruz, CA  95062.

Item 2(c).  Citizenship:

See Item 4 of the cover page for each Reporting Person.

Item 2(d).  Title of Class of Securities:

This Statement relates to the shares of common stock, $0.001 par value per share, of the Issuer (the "Stock").

Item 2(e).  CUSIP Number:

229050208

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)

☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 229050208

SCHEDULE 13G

(d)

☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)

☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)

☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)

☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)

☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

See Items 5-9 and 11 of the cover page for each Reporting Person.

The Reporting Persons hold -0- shares of Stock and hold Warrants that are exercisable, in the aggregate, into 1,642,857 shares of Stock.  There were 37,760,628 shares of Stock outstanding as of November 2, 2012, according to the Issuer’s quarterly report on Form 10-Q, filed November 9, 2012.  Each of the Reporting Persons may be deemed the beneficial owner of 1,642,857 shares of Stock upon exercise of warrants.  Pursuant to Rule 13d-3(d)(1)(i), such Stock has been added to the Issuer's total number of Stock outstanding, for a total of 39,403,485 Stock outstanding for purposes of calculating each of the Reporting Person’s beneficial ownership percentage.

The Stock beneficially owned by each of the Reporting Persons consists of:  (A) 73,043 shares of Stock upon exercise of Warrants held for the account of Ashdon; (B) 619,028 shares of Stock upon exercise of Warrants held for the account of Chrysler Trust; (C) 70,880 shares of Stock upon exercise of Warrants held for the account of Aggressive Growth; (D) 12,658 shares of Stock upon exercise of Warrants held for the account of Foundation; (E) 400,848 shares of Stock upon exercise of Warrants held for the account of Fund; (F) 220,033 shares of Stock upon exercise of Warrants held for the account of Long/Short; (G) 119,710 shares of Stock upon exercise of Warrants held for the account of Partners; and (H) 126,657 shares of Stock upon exercise of Warrants held for the account of Ventures Fund.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five present of the class of securities, check the following  X.

Item 6.

Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. 229050208

SCHEDULE 13G

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certifications.

By signing below, each of the signatories certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 229050208

SCHEDULE 13G

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the signatories certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2013

WESTCLIFF CAPITAL MANAGEMENT, LLC By: /s/ Richard S. Spencer III Richard S. Spencer III Manager
RICHARD S. SPENCER III /s/ Richard S. Spencer III Richard S. Spencer III

CUSIP No. 229050208

SCHEDULE 13G

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: January 14, 2013	WESTCLIFF CAPITAL MANAGEMENT, LLC By: /s/ Richard S. Spencer III Richard S. Spencer III, Manager
RICHARD S. SPENCER III /s/ Richard S. Spencer III Richard S. Spencer III